U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File No.:  001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1860 ‑ 400 Burrard Street, Vancouver, British Columbia, Canada  V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC INDUSTRIAL LTD.
Suite 1860 – 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on February 1, 2016.

3.	News Release:

On February 1, 2016, MFC Industrial Ltd. (the "Company") issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

On February 1, 2016, the Company announced that it had completed the acquisition of BAWAG Malta Bank Ltd. (the "Bank"), a Western European bank.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

The Company acquired the Bank from BAWAK P.S.K. Bank für Arbeit und Wirtschaft und Österreichische Postsparkasse Aktiengesellschaft for consideration of EUR 90.8 million, approximately equal to the net realizable value of the Bank at the time of completion.  The Company also announced that the Bank would be renamed "MFC Merchant Bank Ltd." to more accurately reflect the Bank's future operations.

As part of the MFC Group, the Bank will not engage in retail banking, commercial banking or universal banking, but instead will provide specialty banking services, focused on structured and trade finance, to the Company's customers, suppliers and group members, among others.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

Samuel Morrow
Chief Financial Officer
Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

February 11, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	February 11, 2016